

Mail Stop 3720

December 22, 2008

Via U.S. Mail and Fax (315-476-5721)
Mr. John Passalaqua
Chief Financial Officer
Pegasus Tel, Inc.
118 Chatham Road
Syracuse, NY 13203

      RE: **Pegasus Tel, Inc.**
             Form 10-KSB for the fiscal year ended December 31, 2007
             Filed March 31, 2008
             File No. 0-52628

Dear Mr. Passalaqua:

    We issued comments to you on the above caption filings on November 13, 2008. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by January 5, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

     If you do not respond to the outstanding comments or contact us by January 5, 2009, we will, consistent to our obligations under the federal securities laws, decide on how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

     Please contact Sharon Virga, Senior Staff Accountant, at 202-551-3385 if you have any questions.

                  Sincerely,

                  Kyle Moffatt
                  Accountant Branch Chief